EXHIBIT 5
THIS TERMINATION AGREEMENT (this “Agreement”) is made as of September 15, 2011, among Yinan Hu (the “Founder”), Kingsford Resources Limited, a company incorporated under the laws of the British Virgin Islands (the “Founder Vehicle”, and together with the Founder, the “Founder Parties”), CDH Inservice Limited, a company incorporated under the laws of the British Virgin Islands (the “Existing Investor”), and TPG Asia V MU, Inc., a company incorporated under the laws of Mauritius (the “Sponsor”). Each of the Founder Parties (taken as a whole), the Existing Investor and the Sponsor is referred to herein as a “Party” and collectively, the “Parties”.
WHEREAS, the Parties entered into a consortium agreement dated as of May 14, 2011 (the “Consortium Agreement”) in relation to a proposed transaction with respect to CNinsure Inc.; and
WHEREAS, the Parties, after consultation with one another, have withdrawn the Proposal (as defined in the Consortium Agreement) and unanimously determined not to proceed with the Transaction (as defined in the Consortium Agreement), and wish to terminate the Consortium Agreement upon the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants set forth hereinafter, the Parties hereby agree as follows:
1. Definitions and Interpretation. Capitalized terms used herein and not otherwise defined shall have their respective meaning as set forth in the Consortium Agreement. The provisions of Article XI (Definitions and Interpretation) of the Consortium Agreement shall apply mutatis mutandis with respect to this Agreement.
2. Termination of the Consortium Agreement. The Consortium Agreement shall be terminated with immediate effect; provided that, notwithstanding the foregoing, (a) Section 3.01(b) (Transaction Costs), Article IV (Limitation of Liability), Section 7.02 (Confidentiality), Section 7.03 (Permitted Disclosures), Article VIII (Notices), Article X (Miscellaneous) (other than Section 10.02 (Further Assurances)), and Article XI (Definitions and Interpretation) of the Consortium Agreement shall continue to have effect and be binding on each Party in accordance with their respective terms following such termination, and (b) nothing herein shall relieve any Party from liability for any breach of the Consortium Agreement or other acts or omissions occurring on or prior to the date hereof, and each Party reserves all of its respective rights.
3. Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.
4. Amendment. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by the Parties.
5. Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document. This Agreement shall not be effective until each Party has executed at least one counterpart.
6. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York. The provisions of Section 10.09 (Governing Law) and Section 10.10 (Remedies) of the Consortium Agreement shall apply mutatis mutandis with respect to this Agreement.
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IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

YINAN HU
/s/ Yinan Hu

KINGSFORD RESOURCES LIMITED
By:	/s/ Yinan Hu
	Name:	Yinan Hu
	Title:	Director

CDH INSERVICE LIMITED
By:	/s/ Kiang Hua Lew
	Name:	Kiang Hua Lew
	Title:	Director

TPG ASIA V MU, INC.
By:	/s/ Sing Wang
	Name:	Sing Wang
	Title:	Authorized Signatory

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